SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900  10  5

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 203900 10 5	13G

1.	Names of Reporting Persons Curtis A. Sampson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 691,559

	6.	Shared Voting Power 515,009

	7.	Sole Dispositive Power 691,559

	8.	Shared Dispositive Power 515,009

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 13.5%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10900 Red Circle Drive Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing: Curtis A. Sampson
	(b)	Address of Principal Business Office or, if None, Residence: 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship: Minnesota
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 203900 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________________

Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

At December 31, 2017, Mr. Sampson beneficially owned 1,206,568 shares of the outstanding common stock of the Issuer, which includes:

(i) 639,636 shares of common stock owned by Mr. Sampson individually;

(ii) options to purchase 51,923 shares of common stock held by Mr. Sampson and exercisable within 60 days of December 31, 2017;

(iii) 38,895 shares of the Issuer held by Mr. Sampson through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”);

(iv) 26,114 shares owned by Mr. Sampson’s spouse; and

(vi) 7,000 shares held by the Sampson Family 2008 Irrevocable Trust, 20,000 shares owned by the Sampson Family Foundation and 423,000 shares held by the Curtis A. Sampson 2012 Family Irrevocable Trust. Mr. Sampson serves as a trustee of the Foundation and the two trusts, which were established for the benefit of Mr. Sampson’s children and grandchildren.

(b)

Percent of class:

13.5% based on 8,969,037 shares of the Issuer’s common stock outstanding as reported in the Issuer’s Form 10-Q filed November 13, 2017 and including all 1,206,568 shares that could be deemed to be beneficially owned by Mr. Sampson.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 691,559 (includes options to purchase 51,923 shares of common stock held by Mr. Sampson exercisable within 60 days of December 31, 2017)
		(ii)	Shared power to vote or to direct the vote: 515,009
		(iii)	Sole power to dispose or to direct the disposition of: 691,559 (includes options to purchase 51,923 shares of common stock held by Mr. Sampson exercisable within 60 days of December 31, 2017)
		(iv)	Shared power to dispose or to direct the disposition of: 515,009

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date
/s/ Curtis A. Sampson
Signature
Curtis A. Sampson
Name and Title